EURASIAN MINERALS INC.

Computershare

Please return completed form to:
Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Annual Financial Statements**
Mark this box if you would like to receive the Annual Financial Statements by mail.

Financial Statements Request Form

Interim or annual financial statements and associated Management Discussion and Analysis (MD&A) are available on SEDAR at www.sedar.com. If you would like a copy mailed to you, please make your selection above and return this form.

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Name

Apt | Street Number | Street Name

City | Prov. / State | Postal Code / Zip Code

MHWQ 3LTE

3LTE04

MHWQ.BEN_IA.E.PULLS/000001/000001/i